November 23, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Edible Garden AG Incorporated — Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Edible Garden AG Incorporated (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the Staff of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the proposed follow-on offering of units, consisting of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, which is being conducted within one year of the Company’s initial public offering. The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company will publicly file its registration statement and non-public draft submissions at least 48 hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

Please do not hesitate to contact me at (585) 231-1248 with any questions you may have regarding this confidential submission. Please send any correspondence to James E. Kras, Chief Executive Officer and President (JKras@ediblegarden.com), and to me (AMcClean@hselaw.com).

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean
DIRECT DIAL: 585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM

ARM:mkr

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny